September 26, 2019

Mr. Colin T. Severn
Chief Financial Officer
William Lyon Homes
4695 MacArthur Court, 8th Floor
Newport Beach, California 92660

       Re: William Lyon Homes
           Form 10-K for the Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-31625

Dear Mr. Severn:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction